UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.            )*

Viracta Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92765F108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Aisling Capital IV, LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 288,571
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 288,571

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 288,571
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0.77%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 37,311,960 shares of Common Stock outstanding as of November 3, 2021 as reported on the Issuer’s Form 10-Q, filed on November 10, 2021.

1.	Names of Reporting Persons Aisling Capital Partners IV LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 288,571
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 288,571

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 288,571
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0.77%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 37,311,960 shares of Common Stock outstanding as of November 3, 2021 as reported on the Issuer’s Form 10-Q, filed on November 10, 2021.

1.	Names of Reporting Persons Aisling Capital Partners IV, LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 288,571
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 288,571

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 288,571
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0.77%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 37,311,960 shares of Common Stock outstanding as of November 3, 2021 as reported on the Issuer’s Form 10-Q, filed on November 10, 2021.

1.	Names of Reporting Persons Steve Elms
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 288,571
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 288,571

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 288,571
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0.77%(1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Calculated based on 37,311,960 shares of Common Stock outstanding as of November 3, 2021 as reported on the Issuer’s Form 10-Q, filed on November 10, 2021.

1.	Names of Reporting Persons Andrew N. Schiff
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 288,571
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 288,571

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 288,571
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0.77%(1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Calculated based on 37,311,960 shares of Common Stock outstanding as of November 3, 2021 as reported on the Issuer’s Form 10-Q, filed on November 10, 2021..

Item 1(a).	Name of Issuer

Viracta Therapeutics, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

2533 S. Coast Hwy 101, Suite 210 Cardiff, CA 92007

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i) Aisling Capital IV, LP

(ii)  Aisling Capital Partners IV LLC

(iii)  Aisling Capital Partners IV, LP

(iv) Steve Elms

(v)   Andrew N. Schiff

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

C/O Aisling Capital Management LP 888 Seventh Ave., 12th Floor New York, NY 10106

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Common Stock

Item 2(e).	CUSIP Number

92765F108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a)   Amount beneficially owned: See responses to Item 9 on each cover page.

(b)  Percent of Class: See responses to Item 11 on each cover page.

(c)   Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)  Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)  Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

The securities are directly held by Aisling Capital IV, LP (“Aisling”). Aisling Capital Partners IV, LP (“Aisling GP”), is the general partner of Aisling, and Aisling Capital Partners IV LLC (“Aisling Partners”), is the general partner of Aisling GP. The managers of Aisling Partners are Dr. Andrew Schiff and Steve Elms, who share voting power and dispositive powers over securities held by Aisling, and as a result, may each be deemed to have beneficial ownership over such securities. This Statement shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) and 13(g), beneficial owners of the reported securities.

Item 5.	Ownership of Five Percent or Less of a Class

As of the date of this Statement, each Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

AISLING CAPITAL IV, LP By Aisling Capital Partners IV, LP, its General Partner By Aisling Capital Partners IV LLC, its General Partner

By:	/s/ Andrew Schiff
Name:	Andrew Schiff
Title:	Managing Member

EXHIBIT LIST

Exhibit A    Joint Filing Agreement, dated as of February 14, 2022